EXHIBIT 12.1
PACIFIC ENTERPRISES
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

						Six months
						ended
	2002	2003	2004	2005	2006	June 30, 2007
Fixed Charges:

Interest	$ 63	$ 54	$ 47	$ 55	$ 78	$ 40

Interest portion of annual rentals	2	2	2	3	4	2

Preferred dividends of subsidiary (1)	2	2	2	2	2	1

Total fixed charges	67	58	51	60	84	43

Preferred stock dividends	7	7	7	6	6	3

Combined fixed charges and preferred stock dividends for purpose of ratio
	$ 74	$ 65	$ 58	$ 66	$ 90	$ 46

Earnings:

Pretax income from continuing operations	$ 383	$ 361	$ 390	$ 324	$ 425	$ 196

Total fixed charges (from above)	67	58	51	60	84	43

Less: interest capitalized	-	-	-	-	1	-

Total earnings for purpose of ratio	$ 450	$ 419	$ 441	$ 384	$ 508	$ 239

Ratio of earnings to combined fixed charges and preferred stock dividends
	6.08	6.45	7.60	5.82	5.64	5.20

Ratio of earnings to fixed charges	6.72	7.22	8.65	6.40	6.05	5.56

(1) In computing this ratio, “Preferred dividends of subsidiary” represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.